UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 November 2010
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  CRH announces Insulation divestment in Europe

N      E      W      S                R      E      L      E      A      S      E

11 November 2010

CRH announces Insulation divestment in Europe

CRH plc, the international building materials group, announces that it will divest selected Insulation businesses in Europe for a net cash consideration of €120 million. Completion of this transaction is subject to works council consultations in the Netherlands and the granting of the required regulatory approvals. The full year profit guidance announced for the CRH group earlier this week included impairment charges in respect of these businesses; accordingly, we do not expect this transaction, which is expected to close in the first quarter of 2011, to result in any gain or loss on disposal for CRH.

Earlier this year the Group announced its intention to exit the Insulation sector in Europe. Following a formal divestment process, CRH will sell selected Insulation businesses ("CRH Insulation") to the Irish publicly quoted Kingspan Group plc. CRH Insulation is headquartered in the Netherlands and comprises 6 operating companies in the Benelux, Finland, Denmark, Sweden, Germany, UK and Ireland. The business manufactures a range of expanded polystyrene (EPS) and polyisocyanurate (PIR) insulation products and solutions for the construction industry. Excluding exceptional items and management charges, these businesses reported earnings before interest, tax, depreciation and amortisation (EBITDA) of €19.8 million and operating profits of €10.6 million on combined sales of €241 million in 2009. EBITDA for the current year is expected to be approximately €11 million. The transaction excludes CRH's EPS granulates business Unipol in the Netherlands, our EPS business in Poland and also the Group's 49% shareholding in the Jackon Insulation extruded polystyrene business in Germany.

Myles Lee, Chief Executive of CRH, commented:

"The divestment announced today reflects the decision by the Group to exit its insulation business segment where the Group does not see potential for CRH to gain a market leadership position in Europe.  We are pleased that CRH Insulation is being sold to a strong industry player where the strategic fit is excellent."

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee         Chief Executive              Éimear O'Flynn  Head of Investor Relations
Maeve Carton    Finance Director            Rossa McCann  Head of Group Finance & Treasury

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland   TELEPHONE +353.1.404.1000 FAX +353.1.404.1007
E-MAIL mail@crh.com   WEBSITE www.crh.com   Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  11 November 2010

By:___/s/Maeve Carton___
M. Carton
Finance Director